Exhibit 99.5

NEWS RELEASE

FOR IMMEDIATE RELEASE:

July 14, 2011

STUDENT TRANSPORTATION INC. ANNOUNCES FILING FOR NASDAQ

Bringing Growth and Dividends to U.S. Investors

Wall, NJ (July 14, 2011) — Student Transportation Inc. (STI) (TSX: STB) announced that is has filed this week with both the United States Securities and Exchange Commission (SEC) and the NASDAQ-OMX in connection with the company’s initial US listing of its common stock on the NASDAQ Global Select MarketSM. The company said it anticipates its common stock to begin trading on the NASDAQ Global Select MarketSM conditional upon receiving the required approvals. The company’s common stock and convertible debentures will continue to be listed on the Toronto Stock Exchange (TSX). The company has requested NASDAQ to use the trading symbol that it uses on the Toronto Stock Exchange, which is “STB.”

“This is an exciting time for our company, our over 7,000 employees and for me, especially.” said Denis J Gallagher, founder, chairman and CEO. “We are looking forward to increasing our U.S. shareholder base. We currently have about 15 percent U.S. shareholders but they trade ‘over the counter’ under the symbol STUXF. This move will allow for several U.S. investment banks to become market makers in the stock, and publish ‘bid and ask’ quotes and should increase the liquidity of the trading market for our shares.”

The company said it has been advised by several leading investment firms including Raymond James, Stifel Nicholas, William Blair, Bank of Montreal (BMO) and Scotiabank to introduce the company to investors and to make a market in Student Transportation’s shares. In Canada, the company also has relationships with BMO, Scotiabank, Raymond James, CIBC, National Bank Financial and Wellington West. Currently, four research analysts cover the company’s stock and several U.S. banks have indicated a willingness to initiate coverage as well.

“I started this company in May of 1997 with a great group of people who know this business very well. We have grown nicely in a very disciplined approach over these past 14 years.” Gallagher continued. “In December 2004 we listed on the TSX to access the public capital markets, but had to pass on the U.S. listing then due to our smaller size. We believe that we have quickly developed a loyal following of institutional and retail shareholders and a solid reputation for consistent growth with good results in an easy to understand business model. We have achieved a steady compounded annual growth rate of 20 percent a year of revenues and cash flows for the last 5 years, despite facing challenges over the years such as volatility in fuel prices and currency rates, wildfires in California, severe weather in the Mid West and New England states and tightening insurance markets. We put an attractive dividend program in place when we listed on the TSX in 2004 and have paid that dividend each and every month for 81 consecutive months. We believe that our dividend program has been a key part of our successful business model. We remained focused on the issues we face everyday and met the challenges.

“I have been asked many times, how can you grow and pay dividends like you do? I believe it is a commitment to the shareholders that they get to vote with their pocketbooks each time we come back to the market.” Gallagher continued. “If they like what we do, they support the company; if they don’t, they sit out. I think I get that more than most CEOs do. I am pleased to say we have been back to the market several times over the last six years with debt and equity offerings that have helped us continue our growth, which has benefited our shareholders as well. Since our IPO in 2004 and the access to the public markets we have tripled the size of our company.”

The company is hoping for its NASDAQ listing to be approved during the back to school season. Current U.S. shareholders will continue to hold the same common stock security; only the U.S. trading symbol will change to STB. The company intends to issue a press release with additional details upon receipt of all approvals as soon as it receives them.

Gallagher added, “We are certain many U.S. investors will like our story and the over 8 percent yield based on our current trading price. We look forward to increasing our exposure once we are listed on the NASDAQ Stock Market®.”

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About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding STI’s results of operations, expense levels, cost of capital, financial leverage, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the STI’s growth strategy and cash distributions and the listing of the company’s stock on NASDAQ. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “track”, “targeted”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. These forward looking statements reflect STI’s current expectations regarding anticipated future events, results, circumstances, performance or expectations, which are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to the factors discussed under “Risk Factors” in our Annual Information Form and, in the case of the listing of the company’s common stock, the failure to satisfy the listing conditions required to effect such listing. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

INVESTOR CONTACTS:

Student Transportation Inc.

Patrick J. Walker

Executive Vice President and Chief Financial Officer

Keith P. Engelbert

Director of Investor Relations

(732) 280-4200

(732) 280-4213 (FAX)

Email: invest@rideSTA.com

Website: www.rideSTA.com